HIVE Digital Technologies Announces the Acquisition of 7.2 MW Toronto Data Center for Future BUZZ HPC and Sovereign AI Development

This news release constitutes a "designated news release for the purposes of the Company's amended and restated prospectus supplement dated May 14, 2025, to its short form base shelf prospectus dated September 11, 2024.

San Antonio, Texas--(Newsfile Corp. - June 23, 2025) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) ("HIVE" or the "Company"), a global leader in sustainable digital infrastructure, is pleased to announce the signing of a purchase and sale agreement to acquire a facility and its property with a total installed capacity of approximately 7.2 megawatts, located in Toronto, Canada. This strategic move marks a significant milestone in HIVE's mission to scale high-performance computing ("HPC") infrastructure and accelerate the development of a sovereign Canadian AI ecosystem through its wholly owned subsidiary, BUZZ High Performance Computing Inc. ("BUZZ HPC").

Situated in Canada's largest tech hub, this facility will serve as a foundational pillar for BUZZ HPC's next phase of growth. The acquisition will enable BUZZ HPC to deploy highly dense, liquid-cooled advanced compute infrastructure to support sovereign workloads, including large-scale AI training, inference, and cloud services tailored for Canadian enterprises, government initiatives, and AI innovators.

"This acquisition positions BUZZ HPC at the forefront of Canada's digital infrastructure evolution," said Craig Tavares, President and COO of BUZZ HPC. "Toronto is not only the largest city in Canada, but also the country's most important center for higher education, AI research, and dense fiber optic connectivity. With the explosion of demand for HPC and AI compute capacity, this Toronto site gives us a critical footprint to develop a sovereign AI data center - owned and operated in Canada by a Canadian public company - ensuring data residency, security, and national innovation leadership."

The Toronto data center provides a strategic platform to support HIVE's long-term vision of building Canada's next-generation compute infrastructure. As the world witnesses an Olympics-style competition to build sovereign data centers to meet the epic growth in AI - as seen and reported by OpenAI's hyper-growth to a $10 billion run rate in just a couple of years and over 400 million active users - HIVE is proud to contribute to a future where Canadian data, AI models, and intellectual property can be developed and hosted on Canadian soil.

This acquisition also reinforces HIVE's commitment to sustainable digital infrastructure, with the opportunity to integrate green energy sources as part of our broader green-focused goals.

Frank Holmes, Executive Chairman of BUZZ HPC and HIVE, added, "As HIVE continues to scale, so now does BUZZ announce its scale, launching our Canadian sovereign strategy. This site will be BUZZ's first owned and operated Tier 3 data center, which will be strategically aligned with sovereign incentives. We will lead Canadian technology standards in the data center industry, as we will upgrade this site to liquid-cooled Tier 3 standards to power the next generation of GPUs for AI compute. We expect, once the upgrade is complete, this facility can operate a GPU cloud of up to 5,000 next generation GPUs for AI compute."

Aydin Kilic, President and CEO of HIVE, stated, "We enthusiastically take this next step forward to drive value for HIVE shareholders through BUZZ HPC. Craig Tavares has hit the ground running and is accelerating our vision to position HIVE and BUZZ HPC as leaders in Canada's high-performance computing data center industry. His deep expertise and leadership are helping us seize this opportunity to build sovereign, Tier 3 liquid-cooled infrastructure that will power the next generation of AI and HPC workloads. With Craig at the helm of BUZZ HPC and the proven skill set of our team, we are confident in our ability to innovate and scale."

About HIVE Digital Technologies Ltd.

Founded in 2017 as the first publicly-traded crypto miner on the TSX Venture Exchange, HIVE Digital Technologies Ltd. builds and operates sustainable blockchain and AI infrastructure powered exclusively by renewable hydroelectric energy. With a global footprint across Canada, Sweden, and Paraguay, HIVE is committed to operational excellence, green energy leadership, and creating long-term value for its shareholders and host communities.

For more information, visit hivedigitaltech.com, or connect with us on:

X: https://x.com/HIVEDigitalTech

YouTube: https://www.youtube.com/@HIVEDigitalTech

Instagram: https://www.instagram.com/hivedigitaltechnologies/

LinkedIn: https://linkedin.com/company/hiveblockchain

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information, please contact:

Nathan Fast, Director of Marketing and Branding

Frank Holmes, Executive Chairman

Aydin Kilic, President & CEO

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and United States securities legislation and regulations that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes but is not limited to: the acquisition of the data center facility located in Toronto, Canada on the terms as announced or at all, its potential, the timing of it becoming operational; business goals and objectives of the Company; the results of operations; the acquisition, deployment and optimization of the mining fleet and equipment, and their efficiency and aggregate computational power; the continued viability of its existing Bitcoin mining operations; the receipt of government consents; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: the inability to complete the configure the facility in Toronto, Canada on an economic and timely basis and achieve the desired operational performance; the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the regulatory environment for cryptocurrency in Canada, the United States and the countries where our mining facilities are located; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; government regulations; the global economic climate; dilution; future capital needs and uncertainty of additional financing, including the Company's ability to utilize the Company's ATM Program and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of pandemics on the business of the Company, including but not limited to the effects of pandemics on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or lawthat will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

The forward-looking information in this news release reflects the Company's current expectations, assumptions, and/or beliefs based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance, and accordingly, undue reliance should not be put on such information due to its inherent uncertainty. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of newinformation, future events or otherwise, other than as required by law.

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